File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February,2002

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Release dated February 25th., 2001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: February 25th., 2001

Vitro reaches agreement to sell majority stake in joint
venture with Whirlpool

The agreement is consistent with Vitro's strategy of focusing on its core businesses: Flat Glass, Containers and Glassware

This transaction will strengthen Vitro's financial position and operations

Garza Garcia, Nuevo Leon, Mexico, February 25th, 2002.- Vitro, S.A. de C.V. (NYSE: VTO and BMV: VITROA) announced today that it has reached an agreement in principle with Whirlpool Corporation, to sell its majority stake in Vitromatic, S.A. de C.V., an appliance manufacturing and distribution company located in Mexico. Vitro intends to sell its controlling 51% interest to Whirlpool, which currently holds the remaining 49 % interest.

The transaction, which is subject to regulatory and shareholders' approvals (in the case of Vitro), is expected to be completed during the second quarter of this year. Terms of the transaction were not disclosed.

Federico Sada, Vitro's Chief Executive Officer, indicated that "after working together since 1987 to build a successful appliance business in Mexico, with significant exports to other countries in Latin America, Vitro has decided to sell its 51 % interest to Whirlpool, to continue to concentrate in Vitro's core businesses."

Mr. Sada added that "Vitro will continue to focus its resources and energy to maintaining and developing its glass-oriented businesses throughout the world. Vitro will use the resources obtained from this transaction, to strengthen its financial position and operations."

Vitromatic's sales exceeded $600 million dollars last year. Vitromatic is headquartered in Monterrey, Mexico, has five production facilities and employs 6,000 people. The joint venture manufactures ranges, refrigerators and laundry equipment for the domestic and export markets under the Acros, Supermatic, Crolls and Whirlpool brand names.

Vitro, S.A. de C.V., through its subsidiary companies, is a major participant in four distinct businesses: flat glass, glass containers, glassware and household products. Vitro's subsidiaries serve multiple product markets, including construction and automotive glass, wine, liquor, cosmetics, pharmaceutical, food and beverage glass containers, fiberglass, plastic and aluminum containers, glassware for commercial, industrial and consumer uses, and household appliances. Founded in 1909, Monterrey, Mexico-based Vitro has joint ventures with 10 major world-class manufacturers that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries do business throughout the Americas, with facilities and distribution centers in seven countries, and export products to more than 70 countries. Vitro's website can be found at: http://www.vto.com

For further information, please contact:

(Media) Albert Chico Smith Vitro S.A. de C.V. 011 (52) 8863-1335 achico@vto.com	(Investor Relations) Beatriz Martinez Vitro S.A. de C.V. 011 (52) 8863-1258 bemartinez@vto.com	(U.S. agency) Lucia Biondolillo / Susan Borinelli Breakstone & Ruth Int. (646) 536-7012 / 7018 Lbiondolillo@breakstoneruth.com sborinelli@breakstoneruth.com